Reliance
Industries Limited

Chambers IV, 3rd Floor, 222, Nariman Point, Post Box : 11717, Mumbai - 400 021.
Gram : 'RELCOMCOP', Phone : 2278 5000, 2284 2384, 2284 2929, 2282 6070
Telefax : 022-2204 2268, 2285 2214 Website : www.ril.com

06017988

October 25, 2006

File No.82-3300

SUPPL

Securities Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
450, Fifth Street, N.Y.
Washington D.C. 20549
USA

SEC MAIL RECEIVED OCT 3 0 2006 WASH. D.C. 185

Dear Sirs,

Pursuant to the requirement of furnishing information in connection with the exemption under Rule 12g3-2(b), we forward herewith the following documents filed with the domestic stock exchanges, for your information and record :-

Sr No	Requirement under Listing Agreement with domestic Stock Exchanges	Letter dated	Subject matter
1	Clause 36	October 25, 2006	Media Release issued by the Company intimating that there was a fire in one of the secondary processing units (VGO Hydrotreater – II) of the Refinery at Jamnagar.
2	Clause 31	October 25, 2006	Copy of Unaudited Financial Results of the Company for the quarter / half year ended September 30, 2006 sent to shareholders of the Company.

PROCESSED
NOV 0 3 2006
THOMSON
FINANCIAL

Thanking you,

Yours faithfully,
For Reliance Industries Limited

Vinod M Ambani
President & Company Secretary

Encl : a/a

Reliance
Industries Limited

Regd. Office : Maker Chambers IV, 3rd Floor, 222, Nariman Point, Post Box : 11717, Mumbai - 400 021.
Gram : 'RELCOMCOP', Phone : 2278 5000, 2284 2384, 2284 2929, 2282 6070
Telefax : 022-2204 2268, 2285 2214 Website : www.ril.com

October 25, 2006

The Secretary
Bombay Stock Exchange Limited
Phiroze Jeejeebhoy Towers
Dalal Street
Mumbai 400 001
Attn: Shri S. Subramanian, DCS-CRD
Fax No.2272 3121 / 2272 2037

The Secretary
National Stock Exchange of India Ltd.
Exchange Plaza, 5th Floor
Plot No. C/1, G Block
Bandra-Kurla Complex
Bandra (East)
Mumbai 400 051
Attn: Shri Hari
Fax No.2659 8237 / 2659 8238

Dear Sirs,

Sub : Media Release

We wish to inform you that there was a fire in one of the secondary processing units (VGO Hydrotreater – II) of the Refinery at Jamnagar this morning.

A Media Release issued by the Company, in this connection, is attached for your information.

Thanking you,

Yours faithfully,
For Reliance Industries Limited

Vinod M Ambani
President & Company Secretary

Encl : a/a

Copy to: The Luxembourg Stock Exchange

Media Release

Reliance

Reliance Statement

Mumbai, October 25, 2006: This morning at about 10.40 A.M., there was a fire in one of the secondary processing units (VGO Hydrotreater – II) of refinery at Jamnagar.

One of the Reliance personnel is seriously injured. There are no other casualties.

The fire has been brought under control by Reliance Plant and Fire Fighting personnel in less than two hours. The exact extent of damage to the VGO Hydrotreater II unit, which is one of the 40 units in the refinery complex, is being assessed.

As a pre-cautionary measure, the neighbouring Diesel Hydrotreating Unit – II has been shut down safely. We expect to re-start the same shortly.

All other refinery units, including both the crude units and petrochemical units, are operating normally.

Reliance Industries Limited

Reliance Industries Limited (RIL) is India's largest private sector company on all major financial parameters with turnover of Rs 89,124 crore (US$ 20 billion), cash profit of Rs 13,174 crore (US$ 3 billion), net profit of Rs 9,069 crore (US$ 2 billion), net worth of Rs 49,804 crore (US$ 11 billion) and total assets of Rs 93,095 crore (US$ 20.9 billion).

RIL is the first and only private sector company from India to feature in the *Fortune Global 500* list of 'World's Largest Corporations' and ranks amongst the world Top 200 companies in terms of profits, RIL is also ranked amongst the top 25 climbers in the list for second consecutive year. RIL emerged in the world's 10 most respected energy/chemicals companies and amongst the top 50 companies that create the most value for their shareholders in a global survey and research conducted by PricewaterhouseCoopers and *Financial Times* in 2004. RIL also features in the *Forbes Global* list of world's 400 best big companies and in *FT Global 500* list of world's largest companies.

Corporate Communications
Maker Chamber IV,
Nariman Point
Mumbai 400 021, India

Internet : www.ril.com

Telephone : 2278 5568, 2278 5585
2278 5589
Telefax : (+91 22) 2278 5185
(+91 22) 2278 5560

E-mail : ccd1@ril.com

Reliance
Industries Limited

Regd. Office : Maker Chambers IV, 3rd Floor, 222, Nariman Point, Post Box : 11717, Mumbai - 400 021.
Gram : 'RELCOMCOP', Phone : 2278 5000, 2284 2384, 2284 2929, 2282 6070
Telefax : 022-2204 2268, 2285 2214 Website : www.ril.com

October 25, 2006

Bombay Stock Exchange Limited
Phiroze Jeejeebhoy Towers
Dalal Street
Mumbai 400 001
Attn: Shri S. Subramanian, DCS-CRD
Scrip Code : 500325

The Manager, Listing Department
National Stock Exchange of India Limited
Exchange Plaza, C/1, Block G
Bandra-Kurla Complex, Bandra (East)
Mumbai 400 051
Trading Symbol: 'RELIANCE EQ'

Dear Sir,

Sub : Unaudited Financial Results for the quarter/half year ended September 30, 2006.

Pursuant to Clause 31 of the Listing Agreement, we forward herewith six (6) copies of the Unaudited Financial Results of the Company for the quarter / half year ended September 30, 2006 sent to the Shareholders of the Company, for your information and records.

Thanking you,

Yours faithfully,
For **Reliance Industries Limited,**

Vinod M. Ambani
President & Company Secretary

Encl : a/a

Copy to (*alongwith a copy of subject results*):
The Luxembourg Stock Exchange
Societe de la Bourse de Luxembourg
S A 11, Avenue de la Porte-Neuve
B P 165, L – 2011
Luxembourg

National Securities Depository Limited
Trade World, A wing, 4th & 5th Floors,
Kamala Mills Compound,
Lower Parel, Mumbai - 400 013.

Central Depository Services (India) Limited
Phiroze Jeejeebhoy Towers
16th Floor, Dalal Street
Mumbai - 400 023

Uttar Pradesh Stock Exchange Association Limited
Padam Towers
14/113 Civil Lines
Kanpur 208 001
Phone: 2338115

Ludhiana Stock Exchange Association Limited
Feroze Gandhi Market
Ludhiana 141 001
Phone: 2412316

Delhi Stock Exchange Association Limited
DSE House
3/1 Asaf Ali Road
New Delhi 110 002
Phone: 2329 2417

Jaipur Stock Exchange Limited
Stock Exchange Building
Jawaharlal Nehru Marg
Malvia Nagar Road
Jaipur 302 017
Phone: 272 9081

Bhubaneswar Stock Exchange Limited
6th Floor, IDCO Towers
Janpathi
Bhubaneswar 751 007
Phone: 254 5092

Calcutta Stock Exchange Association Limited
7 Lyons Range
Calcutta 700 001
Phone: 2220 9366

Gauhati Stock Exchange Limited
Saraf Buildings Annexe
A.T. Road
Gauhati 781 001
Assam
Phone: 2541 722

Magadh Stock Exchange Association
9th Floor, Ashiana Plaza
Budh Marg
Patna 800 001
Phone: 2220 960

The Ahmedabad Stock Exchange Limited
Kamdhenu Complex
Opp. Sahajnand College
Panjarapole
Ambawadi
Ahmedabad 380 001
Phone : 2630 7971

Vadodara Stock Exchange Limited
Fortune Towers
Dalal Street
Sayajigunj
P.B. No.2547
Vadodara 390 005
Phone: 2340 378

Madhya Pradesh Stock Exchange Limited
Palika Plaza, Phase II
201 IInd Floor, MTH Compound
Indore 452 001
Phone: 243 2842

OTC Exchange of India
92 Maker Towers 'F;
Cuffe Parade
Mumbai 400 005
Phone: 2218 8164

Pune Stock Exchange Limited
Shivleela Chambers
752 Sadashiv Peth
RB Kumthekar Marg
Pune 411 030
Phone: 9520 – 4485701

Saurashtra Kutch Stock Exchange Limited
Popatbhai Sorathia Bhavan
Sadar Bazar
Rajkot 360 001
Phone: 2442 125

Inter-connected Stock Exchange of India
International Infotech Part, Tower 7
5th Floor, Sector 30
Vashi
Navi Mumbai 400 703
Phone: 2781 2056

Bangalore Stock Exchange Limited
"Stock Exchange Towers"
No.51, 1st Cross, J.C. Road
Bangalore 560 027
Phone: 5157 5234

Madras Stock Exchange Limited
Exchange Building
11 Second Line Beach
Post Box No.183
Chennai 600 001
Phone: 2522 4382

Chochin Stock Exchange Limited
MES, Dr. P.K. Abdul Gafoor Memoral Cultural Complex
36/1565, 4th Floor
Judges Avenue, Kaloor
Cochin 682 017
Phone: 22401898

Coimbatore Stock Exchange
"Stock Exchange Building"
683-686 Trichy Road
Coimbatore 641 005
Phone: 2315 100

Hyderabad Stock Exchange Limited
3-6-275 Himayatnagar
Hyderabad 500 029
Phone: 2343 5455

Mangalore Stock Exchange Limited
Kodialbail, 4th Floor
Ram Bhavan Complex
Mangalore 575 003
Phone: 2440 581

Reliance Industries Limited

Regd. Office: 3rd Floor, Maker Chambers IV, 222, Nariman Point, Mumbai 400 021

October 19, 2006

My dear Shareowners,

I am happy to inform you that the performance of Reliance Industries Limited (RIL) for the half year ended September 30, 2006 has been encouraging, considering the challenges faced by us due to the volatility both in crude and product prices along with the natural calamity faced by us at our Hazira plant. Our superior product portfolio helped us in de-risking our business to continuously enhance shareholder value.

The highlights of RIL's performance during the period under review are as follows:

- **Turnover increased by 30% from Rs. 42,777 crores to Rs. 55,716 crores** (US$ 12,132 million)
- **Operating Profit (PBDIT) increased by 15% from Rs. 7,694 crores to Rs. 8,868 crores** (US$ 1,931 million)
- **Cash Profit (before depreciation and deferred tax) increased by 13% from Rs. 6,739 crores to Rs. 7,591 crores** (US$ 1,653 million)
- **Net Profit increased by 10% from Rs. 4,791 crores to Rs. 5,256 crores** (US$ 1,144 million)
- **Earnings Per Share (EPS)** for the half-year is **Rs. 37.70** (US$ 0.82)
- **Contribution to the national exchequer,** for the half-year in the form of various taxes **is Rs. 6,015 crores** (US$ 1,310 million)
- The Company's production of oil & gas and petrochemicals, including toll conversion, increased by 14% from 6.54 million tonnes to **7.48 million tonnes.**
- Refinery operated at 94.9% of capacity and processed 15.7 million tonnes of crude.
- **Exports** of manufactured products increased by 115% from Rs 15,176 crores to Rs 32,683 crores (US$ 7,117 million). **Exports during the half year are equivalent to previous full year's exports of Rs 32,691 crores.**

The Unaudited Financial Results and Segment Reporting for the quarter and half-year ended September 30, 2006 are attached.

I take this opportunity to wish you and your family members a Very Happy Diwali and a Prosperous New Year.

With Best wishes,

Sincerely,

Mukesh D. Ambani
Chairman and Managing Director

UNAUDITED FINANCIAL RESULTS FOR THE QUARTER / HALF – YEAR ENDED 30th SEPTEMBER 2006

(Rs. in crores, except per share data)

Sr. No.	Particulars	Quarter ended 30th September		Half-Year Ended 30th September		Year Ended 31st March
		2006	2005	2006	2005	2006 (Audited)
1.	Turnover	29,550	22,893	**55,716**	42,777	89,124
	Less: Excise Duty / Service Tax Recovered	1,076	2,176	**2,720**	4,276	7,913
	Net Turnover	**28,474**	**20,717**	**52,996**	**38,501**	81,211
2.	Other Income	22	222	**66**	416	683
3.	Total Expenditure a) (Increase)/decrease in stock in trade	(873)	(799)	**(1,500)**	(2,289)	(2,131)
	b) Consumption of raw materials	22,385	15,228	40,537	28,769	58,343
	c) Staff cost	284	259	602	512	978
	d) Other expenditure	2,113	2,317	4,555	4,232	9,722
4.	Interest and Finance Charges	278	222	**544**	458	877
5.	Depreciation	1,018	804	**1,925**	1,595	3,401
6.	**Profit before tax**	**3,291**	**2,908**	**6,399**	**5,640**	**10,704**
7.	Provision for Current Tax (including Fringe Benefit tax)	377	251	733	497	931
8.	Provision for Deferred Tax	205	176	**410**	352	704
9.	**Net Profit**	**2,709**	**2,481**	**5,256**	**4,791**	**9,069**
10.	Paid up Equity Share Capital, Equity Shares of Rs. 10/- each.	1,394	1,394	**1,394**	1,394	1,394
11.	Reserves excluding revaluation reserves (as per balance sheet) of previous accounting year					43,761
12.	Earnings per share (of Rs. 10) (Not Annualised)					
	Basic	19.4	17.8	**37.7**	34.4	65.1
	Diluted	19.4	17.8	**37.7**	34.4	65.1
13.	Aggregate of Public shareholding					
	- Number of Shares (in crores)			**64.66**	65.42	66.45
	- Percentage of Shareholding (%)			**46.40**	46.95	47.68

Notes:

1. The figures for the corresponding periods have been restated, wherever necessary, to make them comparable.

2. (a) The Company, had revalued plant, equipment and buildings situated at Patalganga, Hazira and Jamnagar in 2005-06 Consequent to the revaluation, there is an additional charge for depreciation of Rs. 986 crores (US$ 215 million) for the half year and an equivalent amount has been withdrawn from Revaluation Reserve. **This has no impact on the profit for the period.**

   (b) The Company had revalued its plant and machinery situated at Patalganga and Naroda in 1997-98. Consequent to the revaluation, there is an additional charge for depreciation of Rs. 15 crores (US$ 3 million) for the half year and an equivalent amount has been withdrawn from Revaluation Reserve. **This has no impact on the profit for the period.**

3. During the first week of August 2006, some plants at the Hazira Manufacturing facility of the Company were shut down due to flooding of the Tapi river. Over and above the production loss, the company incurred an additional expense of Rs. 34 crores (US$ 7 million) to restore operations of its Hazira plant which has been included under "Other Expenditure".

4. Pursuant to the adoption of Accounting Standard on Employee Benefits (AS 15) (Revised 2005) issued by the Institute of Chartered Accountants of India, additional liability of Rs. 50 crores (US$ 11 million) up to 31st March 2006 net of deferred tax of Rs 17 crores (US$ 4 million) has been adjusted against the opening balance of revenue reserves. The additional charge on account of the above is Rs 6 crores for the half year.

5. Provision for Current Tax for the half year includes, Provision for Fringe Benefit Tax of Rs 15 crores (US$ 3 million).

6. There were no investors' complaints pending as on July 1, 2006. All the 2,789 complaints received during the quarter were resolved and no complaints were outstanding as on 30th September 2006.

7. The above results were reviewed by the audit committee. The Board of Directors at its meeting held on 19th October 2006 approved the above results and its release.

8. The statutory auditors of the Company have carried out a Limited Review of the results for quarter ended 30th September, 2006.

UNAUDITED SEGMENT INFORMATION FOR THE QUARTER / HALF-YEAR ENDED 30TH SEPTEMBER 2006

Sr. No.	Particulars	Quarter ended 30th September		Half-year ended 30th September		Year ended 31st March
		2006	2005	2006	2005	2006 (Audited)
1.	**Segment Revenue**					
	- Petrochemicals	10,874	8,171	20,661	14,841	32,802
	- Refining	23,208	18,595	44,070	34,690	71,117
	- Others	555	441	1,085	854	1873
	Gross Turnover (Turnover and Inter Divisional Transfers)	**34,637**	**27,207**	**65,816**	**50,385**	**105,792**
	Less: Inter Segment Transfers	5,087	4,314	10,100	7,608	14,854
	Turnover	**29,550**	**22,893**	**55,716**	**42,777**	**90,938**
	Less: Excise Duty Recovered on Sales	1,076	2,176	2,720	4,276	7,913
	Net Turnover	**28,474**	**20,717**	**52,996**	**38,501**	**83,025**
2.	**Segment Results**					
	- Petrochemicals	1,764	1,279	2,851	2,161	4,713
	- Refining	1,489	1,532	3,524	3,319	5,916
	- Others	365	247	649	466	1,112
	Total Segment Profit before Interest and Tax	**3,618**	**3,058**	**7,024**	**5,946**	**11,741**
	(i) Interest Expense	(278)	(222)	(544)	(458)	(935)
	(ii) Interest Income	12	139	34	282	492
	(iii) Other Unallocable Income Net of Expenditure	(61)	(67)	(115)	(130)	(270)
	Profit before Tax	**3,291**	**2,908**	**6,399**	**5,640**	**11,028**
	(i) Provision for Current Tax	(377)	(251)	(733)	(497)	926
	(ii) Provision for Deferred Tax	(205)	(176)	(410)	(352)	704
	Profit after Tax	**2,709**	**2,481**	**5,256**	**4,791**	**9,398**
3.	**Capital Employed**					
	(Segment Assets – Segment Liabilities)					
	- Petrochemicals	28,872	26,628	28,872	26,628	31,039
	- Refining	42,065	27,607	42,065	27,607	35,688
	- Others	7,699	20,139	7,699	20,139	6,502
	- Unallocated Corporate	5,092	14,407	5,092	14,407	6,570
	Total Capital Employed	**83,728**	**88,781**	**83,728**	**88,781**	**79,799**

NOTES TO SEGMENT INFORMATION FOR THE HALF-YEAR ENDED 30TH SEPTEMBER 2006

1. As per Accounting Standard 17 on Segment Reporting (AS 17), the Company has reported "Segment Information", as described below:
   a) The **petrochemicals** segment includes production and marketing operations of petrochemical products namely, High and Low density Polyethylene, Polypropylene, Polyvinyl Chloride, Polyester Yarn, Polyester Fibres, Purified Terephthalic Acid, Paraxylene, Ethylene Glycol, Olefins, Aromatics, Linear Alkyl Benzene, Butadiene and Polyethylene Terephthalate.
   b) The **refining** segment includes production and marketing operations of the petroleum refinery.
   c) The smaller business segments not separately reportable have been grouped under the **"others"** segment. This comprises of the following:
      • Oil and Gas • Textile
   d) Capital employed on other Investments and income from the same are considered under "un-allocable"
2. The segment results for the year ended 31st March 2006 are on a consolidated basis.